Yoga Ed. Inc.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022 and 2021

1.   ORGANIZATION AND PURPOSE

Yoga Ed. Inc. (the "Company"), is a C Corp organized under the laws of the State of Delaware. The Company provides educational services for individuals and schools.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 2022, the Company's cash positions include its operating bank account.